Global Leader in Allogeneic Cellular Medicines for Inflammatory Diseases November 2026 ASX: MSB; Nasdaq: MESO Annual General Meeting 2026 Exhibit 99.2

2 This presentation includes forward-looking statements and forecasts that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward- looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations with respect to sales and revenue, expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Cautionary Note Regarding Forward Looking Statements

To be the world’s leading and most innovative cellular medicines company To use our proprietary technologies to develop cellular medicines that are life-saving and that transform lives To be an organisation that displays efficiency and attracts highly motivated professionals working towards a common goal To deliver appropriate returns for our shareholders Corporate Vision

4 FY2026: Highlights for the Year and Delivery of Major Milestones Successful first year for U.S. commercial launch of RYONCIL • FY2026 net revenue US$115M • Gross profit on total sales, excluding amortization expense, was US$110M Major milestones achieved ✓ Completed 350 patients treated in the Phase 3 trial for the blockbuster chronic low back pain (CLBP) indication ✓ Alignment with FDA on filing for approval in end-stage heart failure indication ✓ Registration trial for label extension of RYONCIL into adults with SR-aGvHD has commenced and is currently enrolling patients, targeting 40 sites across the U.S. ✓ Pediatric Duchenne’s Phase 3 IND cleared by FDA ✓ Entered into a US$125.0 million five-year non-dilutive credit-line facility, consolidating and retiring two higher cost facilities SR-aGvHD = Steroid-Refractory Acute Graft versus Host Disease IND = Investigational New Drug | MSC = Mesenchymal Stromal Cell | FDA = United States Food & Drug Administration

5 ✓ Global IP portfolio >1,100 patents and patent applications provide protection through >2044 ✓ Dominant IP underpins a scalable commercial business model for cell therapy products ✓ First mover advantage – RYONCIL is the first and only MSC approved by FDA ✓ Leverage FDA Guidance to obtain label extensions for RYONCIL in other indications ✓ Completed large, US-based, randomized clinical trials which provide evidence of efficacy across multiple platforms ✓ Leader in cell manufacturing with IP protection, significant know-how advantage, demonstrated FDA alignment, scale-up capacity, and ability to leverage across many products ✓ Next gen technology leadership to enhance tissue-homing characteristics and achieve even greater efficacy in inflammatory diseases ✓ Executive leadership with proven capability to bring cutting-edge cell therapy technology to market Our ‘MOAT’ – Our Market Leadership Position IP = Intellectual Property | MSC = Mesenchymal Stromal Cell | FDA = United States Food & Drug Administration

6 Mesoblast First-In-Class Leader in Allogeneic Cellular Therapies Ryoncil® Only FDA Approved MSC, Successful First US Launch Net revenue US$115M in FY2026 – first full year post launch Highly profitable single product on stand-alone basis Opportunities in adult aGvHD and other severe pediatric inflammatory diseases, such as Duchenne muscular dystrophy, with similar MOA Rexlemesteocel-L the Engine for Blockbuster Opportunities Rexlemestrocel-L provides late- stage opportunities to disrupt massive pain and cardiovascular markets with substantial unmet medical needs • Chronic low back pain • Pulmonary hypertension in left heart failure Commercial Capability Infrastructure to support product launches across multiple indications Sales & market access team focused on transplant centers and specialists • >50 centers onboarded • 98% US lives covered • J-code obtained aGvHD = Acute Graft-versus–Host Disease | MSC = Mesenchymal Stromal Cell | FDA = United States Food & Drug Administration | MOA = Mechanism of Action

7 Operational Management • Search for US-based Chief Operating Officer (COO) to prepare for commercial manufacturing scale-up and potential commercial launch activities for rexlemestrocel-L • Dr. Greg George will be Interim COO, with extensive operational experience having founded and managed the largest privately owned ambulatory surgical center company in the United States, SurgCenter Development (>250 centers across more than 30 States) • Dr. Eric Rose will focus his efforts as Chief Medical Officer on advancing the transformational opportunities for rexlemestrocel-L in our cardiopulmonary franchise and will step away from Board activities Board of Directors • Global search for additional directors with biopharma, manufacturing and commercial expertise • Jon Voigtman, subject to approval by shareholders, will join the Board • William Burns and Philip Krause retire from the Board Management and Board Expanding operational management to augment commercial preparedness of our second-generation product rexlemestrocel-L in the blockbuster indications of inflammatory chronic low back pain and cardiovascular disease

8 Mesoblast Worldwide Leader Allogeneic Mesenchymal Stromal Cell Portfolio Assets Wholly Owned and Unencumbered in U.S. Markets SR-aGvHD = Steroid-Refractory Acute Graft versus Host Disease | HFrEF = Heart Failure with Reduced Ejection Fraction | CLBP = Chronic Low Back Pain | TAM = Total Addressable Market This chart is figurative and does not purport to show individual trial progress within a clinical program Notes: ▪ JCR Pharmaceuticals Co., Ltd. (JCR), has the right to develop mesenchymal stromal cells (MSCs) in certain fields for the Japanese market, including for the treatment of hematological malignancies, such as Graft vs Host Disease, and for hypoxic ischemic encephalopathy (HIE). ▪ Grünenthal has an exclusive license to develop and commercialize rexlemestrocel-L for chronic low back pain in Europe and Latin America/Caribbean. ▪ Tasly Pharmaceuticals has exclusive rights for rexlemestrocel-L for the treatment or prevention of chronic heart failure in China. TAM ~US$1B TAM >US$1B TAM >US$1B TAM >US$10B TAM >US$10B

9 RYONCIL® Steroid-Refractory Acute Graft Versus Host Disease (SR-aGVHD)

Potential Market for RYONCIL Label Extension as Part of Second-line Regimen Combined with Ruxolitinib in Adults with Grade III/IV aGvHD

- >2,000 adults annually in U.S. with SR-aGvHD of which ~50% have Grade III/IV disease
- Registration trial: 180 Grade III/IV SR-aGvHD adults randomized 1:1 to ruxolitinib vs ruxolitinib + RYONCIL
- Primary endpoint Day 28 overall response; secondary endpoint Day 180 overall survival
- Targeting ~40 U.S. centers, representing >50% of annual allo transplants performed
- Expected duration 18-24 months, with interim analysis for potential early success


57%

Interim analysis planned for early success when first 102 patients (57% enrolled) have reached Day 28 (primary endpoint)

Analysis expected Q4 CY2027

SR-aGvHD = Steroid-Refractory Acute Graft versus Host Disease

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Rexlemestrocel-L Chronic Low Back Pain due to Degenerative Disc Disease (CLBP)

Phase 3 trial to Reduce Inflammation & Pain in Degenerative Disc Disease

Targeted, minimally invasive delivery of rexlemestrocel-L to the degenerated disc



Healthy Intervertebral Disc
Degenerative Intervertebral Disc
Vertebral bone
Cartilage end plate
Nucleus pulposus (hydrated)
Annulus fibrosus
Nerve root
Delivery catheter for rexlemestrocel-L
Cartilage end plate calcification
Disc bulging
Nerve ingrowth (including sensory nerves)
Inflammation
Disc degeneration and fissures
Nerve compression

Healthy disc
- Hydrated nucleus
- Intact annulus
- Minimal nerve ingrowth

Degenerated disc
- Loss of disc height & hydration
- Inflammation
- Nerve & blood vessel ingrowth
- Associated with chronic pain

Major Milestones to Commercial Launch

1. P3 trial 350 patients fully enrolled
2. Primary endpoint: 12-month pain reduction
   Secondary endpoint: improved function
3. Trial readout H2 CY2027followed by BLA filing
4. Potential approval CY2028

McCann MR and Seguin CA. J. Dev. Biol. 2016, 4(1), 3.

P3 = Phase 3 | BLA = Biologics License Application

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The Patient Treatment Journey

~7M US patients have moderate / severe DDD within 5 years of diagnosis that is refractory to medical therapies including opioids

Rexlemestrocel-L targeting moderate-to-severe CLBP (Opioid Analgesics; Interventional Therapies)

Conservative Treatments	Opioid Analgesics	Interventional Therapies	Surgery
NSAIDs	Weak opioid analgesics (e.g., tramadol)	Epidural steroid injections (off-label)	Spinal fusion
Physical therapy	Strong opioid analgesics (e.g., oxycodone)	Radio frequency ablation	Disc replacement
Chiropractic treatments		Spinal cord stimulation	
Acupuncture		Intrathecal pumps	
Anticonvulsants (e.g., gabapentin)			

CLBP = Chronic Low Back Pain | DDD = Degenerative Disc Disease

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14 Pain Specialists are the Dominant Caregivers Seen by Patients with CLBP Primary Care Physician (50%) Other (Ortho-/Spine Surgeon, Neurosurgeon, Rehabilitative Medicine Specialist, and Interventional Radiologist) (10%) Patient Presents With Symptoms Pain Specialist or Anesthesiologist (40%) • Physical exam • Pain scales • Imaging (MRIs, X- rays) • Imaging • Facet joint blocks (nerve blocks) • Discography • Imaging • Facet joint blocks (nerve blocks) • Discography Stakeholder Diagnostic Modalities CLBP = Chronic Low Back Pain | DDD = Degenerative Disc Disease

15 Pain Specialist Neurosurgeon Ortho Surgeon 8% 8% 31% 8% 8% 31% 18% 31% 23% 69% 55% 15% 15% 8% 9% 31% 8% 18% 8% Likelihood of Recommendation Irrespective of Price: Pain and Function Data at 12 Months 50-74% likely25-49% likely1-24% likely0% likely 75-99% likely 100% likely Anesthesiology Guidehouse 2021 Study 85% of Pain Specialists are More Likely to Recommend Rexlemestrocel-L for CLBP Based on Outcomes from First Phase 3 Trial CLBP = Chronic Low Back Pain | DDD = Degenerative Disc Disease

Rexlemestrocel-L Heart Failure

Cardiopulmonary Indications Leveraging Rexlemestrocel-L Mechanism

LVAD BLA approval for rexlemestrocel-L can open label extension potential in two additional blockbuster indications with same mechanism of action

End-Stage HFrEF with LVAD

End-stage HFrEF with inflammation

LVAD 159 Patient trial: Reduction in major GI bleeding and RV dysfunction

NYHA Class II/III HFrEF

NYHA class II/III HFrEF with inflammation

DREAM-HF 565 patient trial: Reduction in cardiac death, MI, stroke

Group 2 Pulmonary Hypertension (HFrEF, HFpEF)

PH with inflammation in HFrEF

DREAM-HF 565 patient trial: Improved diastolic function, pulmonary hypertension and survival

Intra-Myocardial Rexlemestrocel-L Reduces Inflammation And Reverses Endothelial Dysfunction

Reduces M1 Macrophage and T Cell Burden (IL-1β, IL-6, IL-12 and IFN-γ)
Improves endothelial dysfunction / NO signaling
Improves Left Ventricular Function
Improves Pulmonary Arterial Hypertension And Right Ventricular Function

LVAD = Left Ventricular Assist Device | BLA = Biologics License Application | HFrEF = Heart Failure reduced Ejection Fraction | HFpEF = Heart Failure preserved Ejection Fraction | NYHA = New York Heart Association | GI = Gastrointestinal | MACE = Major Adverse Cardiac Event | MI = Myocardial Infarction | PH = Pulmonary Hypertension | NO = Nitric Oxide

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Rexlemestrocel-L Reduces GI Bleeding in End-stage HFrEF Patients with LVADs by Reversing Endothelial Dysfunction of GI Blood Vessels Due to Inflammation

LVAD II: 6-Month Rate of Major Mucosal Bleeding Events (MMBE)

Subjects from LVAD II Study	Control (MMBE rate/100 patient months)	Rexlemestrocel-L (MMBE rate/100 patient months)	Nominal p value
All subjects (N=159)	15.6	3.8	<0.0001
Destination Therapy (n=59)	20.4	2.5	0.0007
Bridge to Transplant (n=100)	12.9	4.6	0.0172

- File with FDA for full approval for rexlemestrocel-L in patients with LVADs
- Major GI Bleeding is an FDA-acknowledged indication with rexlemestrocel-L having received Orphan Drug designation
- FDA has confirmed at a recent meeting that the BLA filing may proceed for patients with life-threatening major gastrointestinal bleeding

GI = Gastrointestinal | HFrEF = Heart Failure reduced Ejection Fraction | LVAD = Left Ventricular Assist Device | MMBE = Major Mucosal Bleeding Events | ITT = Intention to Treat

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19 Group 2 Pulmonary Hypertension (Due to LV Dysfunction) Left-heart disease raises pulmonary pressure and right ventricular load Left-heart disease Pulmonary venous hypertension Right ventricular strain LV or valve disease raises left atrial pressure Pressure backs up into lung veins and capillaries Higher pulmonary pressure increases RV afterload 9 LV = Left Ventricular | RV = Right Ventricular

20 Rexlemestrocel-L Improved Survival in HFrEF with Group 2 Pulmonary Hypertension in DREAM-HF Trial • In the DREAM-HF population with HFrEF, 219 patients had established Group 2 Pulmonary Hypertension, defined by pulmonary artery systolic pressure (PASP) >35 mmHg, • Across all 219 patients, a single intra-cardiac injection of rexlemestrocel-L improved left ventricular diastolic function as measured by Doppler echocardiography • A single intra-cardiac injection of rexlemestrocel-L reduced Left Atrial Volume Index (LAVI) over 36 months, a major risk factor for mortality related to Pulmonary Hypertension in both HFrEF and HFpEF • A single intra-cardiac injection of rexlemestrocel-L reduced cardiac mortality by 53% in HFrEF patients with Type 2 Pulmonary Hypertension and active inflammation defined by CRP >2 mg/L (p=0.036) HFrEF = Heart Failure reduced Ejection Fraction | CRP = C-reactive Protein | HFpEF = Heart Failure preserved Ejection Fraction

Group 2 PH: A Large Unmet Need with No Approved Drugs

Left heart disease is the most common cause of pulmonary hypertension, creating a substantial addressable population

GROUP 2 PH - CLINICAL CONTEXT

★ **Most common PH group**
Approximately 40% of left-sided heart failure

★ **No approved drug therapy**
No drugs currently used for HFrEF or HFpEF have any effect on Group 2 PH, nor do any approved drugs for other forms of PH

Total Addressable Market for Rexlemestrocel-L

Illustrative patient funnel | United States

6.5M total heart failure patients
3.0M HFrEF | 3.5M HFpEF

~35% have sPAP >35 mmHg
1.05M HFrEF | 1.225M HFpEF

~50% have CRP ≥2
0.5M HFrEF | 0.6M HFpEF

Potential target population: ~1.1M patients

PH = Pulmonary Hypertension | HFrEF = Heart Failure reduced Ejection Fraction | CRP = C-reactive Protein | HFpEF = Heart Failure preserved Ejection Fraction | sPAP = Systolic Pulmonary Artery Pressure

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22 Next Generation Technologies CAR-MSC mesoblast 22

23 The Future: Genetically-Modified CAR-MSC Platform • Leverage technology behind CAR-T therapies without issues re: (i) safety and (ii) manufacturing • Broad range of potential target antigens/intracellular pathway choices • Enhanced targeting results in increased potency • Lead products target Lupus and UC/Crohn’s, significant/unmet medical needs (A) Chimeric antigen receptor (CAR) targeting specific disease-associated antigen (B) Binding to antigen triggers selected intracellular pathway to enhance potency (C) Retain native properties of MSCs (A) (B) (C) CAR = Chimeric Antigen Receptor | MSC = Mesenchymal Stromal Cell | UC = Ulcerative Colitis

24 In Summary

25 Summary of Major Milestones Commercial growth and label expansion for RYONCIL, alongside advancement of rexlemestrocel-L blockbuster programs 1 COMMERCIAL + LABEL EXPANSION RYONCIL® (remestemcel-L-rknd) GROW Strongly expand the revenue base and increase penetration of pediatric SR-aGvHD EXPAND Complete adult SR-aGvHD registrational trial in second-line Grade III/IV EXTEND Advance pediatric inflammatory rare diseases, including Duchenne, and pursue partnerships Adult SR-aGvHD market is ~3× the pediatric market 2 BLOCKBUSTER PROGRAM Chronic low back pain (CLBP) COMPLETED Patient treatment completed in the pivotal Phase 3 trial in August READOUT Continue patient follow-up through 12 months FILE Trial completion targeted for mid- CY2027, followed by BLA filing Pivotal Phase 3 program progressing toward BLA 3 BLOCKBUSTER PROGRAM Advanced & End-stage heart failure (CHF) FILE Complete BLA filing for end-stage heart failure patients on LVADs EXTEND Facilitate label extensions into Pulmonary Hypertension and NYHA II/III HFrEF PARTNER Pursue cardiopulmonary strategic alliance LVAD filing can establish the regulatory foundation SR-aGvHD = Steroid-refractory Acute Graft-versus-Host Disease | BLA = Biologics License Application | LVAD = Left Ventricular Assist Device | HFrEF = Heart Failure reduced Ejection Fraction | NYHA = New York Heart Association 25

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